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A/3 3/11/06

06004249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE**

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SEC FILE NUMBER
8-16016

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRENEL & CO., LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

31-33 CRESTWOOD DRIVE

PROCESSED
MAR 2 4 2006
THOMSON
FINANCIAL

WEST ORANGE,	**NEW JERSEY**	07052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT GREENFIELD   (973) – 731 - 0584

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)



GRENEL & CO. LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

OATH OR AFFIRMATION

I, *ROBERT GREENFIELD* , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GRENEL & CO., LLC,* as of *DECEMBER 31, 2005,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *ROBERT GREENFIELD,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

GRENEL & CO., LLC, as of *DECEMBER 31, 2005,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

GRENEL & CO. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Due from clearing broker	$ 1,055,865
Securities owned (Note 3)	42,600
Fixed assets - net of accumulated depreciation of $6,420 (Note 2c)	1,288
Total assets	$ 1,099,753

LIABILITIES AND CAPITAL

Liabilities:

Accounts payable and accrued expenses	$ 13,122
Total liabilities	13,122

Commitments and Contingencies (Note 5)

Liabilities subordinated to the claims of general creditors

Pursuant to subordinated loan agreement (Note 4)	700,000
Capital (Note 6)	386,631
Total liabilities and capital	$ 1,099,753

The accompanying notes are an integral part of this statement.

GRENEL & CO. LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1-   **Nature of Business**

Grenel & Co., a Limited Liability Company ("The Company") is a New York company conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c)   *Depreciation*
Depreciation of equipment is computed on the straight-line method over the estimated useful lives of the assets of five years.

d)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Securities Owned**
Securities owned consist of non-marketable securities valued at cost.

	Owned
Non-marketable securities	
Warrants	$20,100
Equities	22,500
	$42,600

Note 4- **Liabilities Subordinated to the Claims of General Creditors**

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The borrowing, under a subordination agreement, as of December 31, 2005 is as follows:

Secured demand note agreement
due June 1, 2006 with interest at the
Federal Funds rate plus ½% $700,000

Note 5 **Financial Instruments with Off-Balance Sheet Credit Risk**

The Company trades only for its own account, and its off-balance sheet risk deals only with the clearing broker, who monitors the Company's trades.

Note 6 **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company's net capital of $1,032,743 was $932,743 in excess of its required net capital of $100,000. The Company's capital ratio was 1.27%.

A copy of the Company's Statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Grenel & Co. LLC
31-33 Crestwood Drive
West Orange, NJ 07052

Gentlemen:

We have audited the accompanying statement of financial condition of Grenel & Co. LLC as of
December 31, 2005. This financial statement is the responsibility of the Company's
management. Our responsibility is to express an opinion on this financial statement based on our
audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the statement of financial condition is free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the statement of financial condition. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that our audit provides a reasonable basis
for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all
material respects, the financial position of Grenel & Co. LLC as of December 31, 2005, in
conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 3, 2006

GRENEL & CO. LLC
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2005



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Grenel & Co. LLC
31-33 Crestwood Drive
West Orange, NJ 07052

Gentlemen:

In planning and performing our audit of the financial statements of Grenel & Co. LLC for the
year ended December 31, 2005, we considered its internal control structure, including procedures
for safeguarding securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance on the internal
control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we
have made a study of the practices and procedures (including test of compliance with such
practices and procedures) followed by Grenel & Co. LLC that we considered relevant to the
objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate
indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive
provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the
Company (1) in making the quarterly securities examinations, counts, verifications and
comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with
the requirements for prompt payment for securities under Section 8 of Regulation T of the Board
of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers as required by
Rule 15c3-3, because the Company does not carry security accounts for customers or perform
custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives. Two of the objectives of an internal control structure and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or disposition and
that transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures
listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Grenel & Co. LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding Focus report part II A filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 3, 2006